UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MEETING BETWEEN FIAT AND BANKS

SIGNATURES

MEETING BETWEEN FIAT AND BANKS

Luca Cordero di Montezemolo, Chairman of Fiat, and Sergio Marchionne, Chief Executive Officer, have met today in Milan with the representatives of the main lending banks that in 2002 had provided the 3-billion-euro mandatory convertible facility to Fiat.

The banks were represented by the Chief Executive Officers of the companies: Corrado Passera (Banca Intesa), Matteo Arpe (Capitalia), Alfonso Iozzo (SanPaolo IMI) and Alessandro Profumo (Unicredito Italiano).

During the meeting the operating and financial data of the Group was confirmed. Fiat has reiterated its commitment to achieving the objectives stated for 2005, 2006 and 2007.

The conversion of the mandatory convertible facility, due in September 2005, was confirmed. The Banks also reaffirmed their will to support the Group which is focused in achieving the financial objectives set for the next three years.

Turin, April 26, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney